UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

 BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

LAS BEGONIAS 415 FLOOR 19,

SAN ISIDRO, LIMA 27, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

TRANSLATION

July 30, 2021

Messrs.

Superintendence of Capital Markets

Ref: Notice of Material Information

Dear Sirs:

As required by the Regulation on Material and Reserved Information, approved by means of Resolution SMV No. 005-2014-SMV/01, we inform you that:

•	We make reference to the Material Information submitted on January 29, 2021, pursuant to which we informed that the National Customs and Tax Administration Superintendence (Superintendencia Nacional de Aduanas y de Administración Tributaria or “SUNAT”) had approved the “Deferral and Fractioning” of the company’s tax debt that arose on the basis of SUNAT’s refusal to recognize the company’s deductions in respect of contracts for physical deliveries and certain contractual payments made by the Company during 2007 and 2008 and the company’s set-off for tax losses during 2009 and 2010.

•	Today, the company has paid such tax debt in full with the proceeds of the previously reported bond issuance.

•	Notwithstanding the above, the company will continue to exercise its lawful right to defend itself by means of the corresponding legal proceedings with the expectation of obtaining a final favorable outcome.

Yours faithfully,

Daniel Domínguez Vera

Stock Exchange Representative

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: August 4, 2021	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer